                                                     Direct Dial: (612) 341-9723
                                                    E-Mail: rformell@bestlaw.com


                                October 29, 2001


SENT VIA FACSIMILE AND U.S. MAIL

Ms. Nina Mojiri-Asad, Examiner
Securities and Exchange Commission
Mail Stop 4-5
450 5th Street Northwest
Washington, D.C.   20549-0405

         RE:      SPF Energy, Inc.
                  Form 10, filed September 6, 2001
                  File No. 1-16685

Dear Nina:

         Per our telephone discussion of last Friday afternoon, I wanted to confirm in writing, on behalf of the Company, that the Company wishes to withdraw its Form 10 filed on September 6, 2001. The Company is taking this action because it does not wish this registration statement to become automatically effective on November 5, 2001, since its application to list on the Pacific Stock Exchange will not be completed by that time. As we discussed, the Company plans to refile this at some future date, at which time we will address the comments contained in your letter of October 16, 2001.

         It is my understanding that we need take no further action in order to effect this withdrawal. If there is anything further which we must do, please let me know as soon as possible.

         Thanks for your assistance in this matter. If you have any questions or comments, please let me know.

                                      Very truly yours,


                                          /s/ Ross C. Formell
                                      ---------------------------------------
                                          Ross C. Formell